SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NGL Energy Partners LP

(Name of Issuer)

Common Units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

DECEMBER 13, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 62913M107		SCHEDULE 13G/A

1	Name of Reporting Persons NGL Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No.: 62913M107		SCHEDULE 13G/A

1	Names of Reporting Persons Denham Commodity Partners Fund II LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) PN

CUSIP No.: 62913M107		SCHEDULE 13G/A

1	Names of Reporting Persons Denham Commodity Partners GP II LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) PN

CUSIP No.: 62913M107		SCHEDULE 13G/A

1	Names of Reporting Persons Denham Capital Management LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) PN

CUSIP No.: 62913M107		SCHEDULE 13G/A

1	Names of Reporting Persons Denham Capital Management GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) OO

CUSIP No.: 62913M107		SCHEDULE 13G/A

1	Names of Reporting Persons Denham GP II LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) OO

CUSIP No.: 62913M107		SCHEDULE 13G/A

1	Names of Reporting Persons Stuart D. Porter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) IN

CUSIP No.: 62913M107	SCHEDULE 13G/A

Item 1(a).	Name of Issuer: NGL Energy Partners LP
Item 1(b).	Address of Issuer’s Principal Executive Offices: 6120 South Yale Avenue Suite 805 Tulsa, Oklahoma 74136

Item 2(a).

Name of Person(s) Filing:
This statement is being filed by (i) NGL Holdings, Inc., (ii) Denham Commodity Partners Fund II LP, (iii) Denham Commodity Partners GP II LP, (iv) Denham Capital Management LP, (v) Denham Capital Management GP LLC, (vi) Denham GP II LLC, and (vii) Stuart D. Porter, to reflect that all of the common units and subordinated units deemed beneficially owned by these entities have been sold.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 200 Clarendon St. 25th Floor Boston, MA 02116
Item 2(c).

Citizenship:
NGL Holdings, Inc. is a Delaware corporation.

Denham Commodity Partners Fund II LP is a Delaware limited partnership.

Denham Commodity Partners GP II LP is a Delaware limited partnership.

Denham Capital Management LP is a Delaware limited partnership.

Denham Capital Management GP LLC is a Delaware limited liability company.

Denham GP II LLC is a Delaware limited liability company.

Stuart D. Porter is a United States citizen.

Item 2(d).	Title of Class of Securities: Common units representing limited partnership interests
Item 2(e).	CUSIP Number: 62913M107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: 62913M107	SCHEDULE 13G/A

Item 4.	Ownership:

Prior to December 13, 2013, NGL Holdings, Inc. held 1,807,944 common units and 1,544,100 subordinated units, which were all sold on or prior to December 13, 2013 (the “Sale”).  NGL Holdings, Inc. is 100% owned by Denham Commodity Partners Fund II LP, which is managed by its general partner, Denham Commodity Partners GP II LP, which is owned by the employees of Denham Capital Management LP and is controlled by its general partner, Denham GP II LLC, which is in turn owned by Stuart D. Porter.  Denham Capital Management LP acts as the investment advisor for Denham Commodity Partners Fund II LP and is controlled by its general partner, Denham Capital Management GP LLC, which is in turn controlled by Stuart D. Porter.  As a result of the Sale, none of these entities or persons is deemed to beneficially own any securities of or interest in the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:
As a result of the Sale, the reporting persons no longer own any of the common units or subordinated units of the Issuer. See item 4 above.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
NGL Holdings, Inc. Denham Commodity Partners Fund II LP Denham Commodity Partners GP II LP Denham Capital Management LP Denham Capital Management GP LLC Denham GP II LLC Stuart D. Porter

Item 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No.: 62913M107	SCHEDULE 13G/A

Item 10.	Certification:
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  1/10/2014

NGL HOLDINGS, INC.

By:		/s/ Paul Winters
Paul Winters
Vice President

DENHAM COMMODITY PARTNERS FUND II LP

By:		Denham Commodity Partners GP II LP,
its general partner

	By:	Denham GP II LLC,
its general partner

By:		/s/ Paul Winters
Paul Winters
Authorized Person

DENHAM COMMODITY PARTNERS GP II LP

By:		Denham GP III LLC
its general partner

By:		/s/ Paul Winters
Paul Winters
Authorized Person

CUSIP No.: 62913M107	SCHEDULE 13G/A

DENHAM CAPITAL MANAGEMENT LP

By:	Denham Capital Management GP LLC,
its general partner

By:	/s/ Paul Winters
Paul Winters
Authorized Person

DENHAM CAPITAL MANAGEMENT GP LLC

By:	/s/ Paul Winters
Paul Winters
Authorized Person

DENHAM GP II LLC

By:	/s/ Paul Winters
Paul Winters
Authorized Person

By:	/s/ Stuart D. Porter
Stuart D. Porter